August 17, 2007
VIA FACSIMILE AND VIA EDGAR
Rufus Decker, Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.,
Mail Stop 7010
Washington, D.C. 20549

Re:	VendingData Corporation (“Company”) Form 10-KSB for Fiscal Year Ended December 31, 2006 Form 10-QSB for Fiscal Quarter Ended March 31, 2007 SEC File No. 0-25855
Dear Mr. Decker:
     This will respond to the staff’s letter dated July 19, 2007 to the undersigned. On behalf of the Company, we have provided below the Company’s responses to the staff’s letter of July 19, 2007, numbered in the order in which the staff’s comments were provided. This will confirm our telephone conversation subsequent to our receipt of the staff’s letter during which you agreed to extend your requested response date to August 17, 2007.
     As we have discussed in our telephone conversations over the past few days with you and Ernest Greene, in the course of reviewing the staff’s comments and preparing our quarterly report on Form 10-QSB for the quarter ended June 30, 2007, we became aware of errors in our classification and expensing of certain non-cash and non-operating items that will require us to restate previously reported financial results. We filed a Current Report on Form 8-K dated August 15, 2007 pursuant to item 4.02 of Form 8-K to report the non-reliance on our previously issued financial statements. In connection with the proposed restatements, we intend to file amendments to our Annual Report on Form 10-KSB for the year ended December 31, 2005 and 2006, all Quarterly Reports on Form 10-QSB for 2006 and for the quarter ended March 31, 2007. Pursuant the request of you and Mr. Greene of the Commission staff, we will provide to the staff in advance of filing the amended reports our proposed restatements for your review. The Company hopes to have all the restatements and related amendments of our 2005 and 2006 Annual Reports or Form 10-KSB completed by August 31, 2007.
     1. We acknowledge the staff’s comment. This will also confirm our understanding that the staff is not asking the Company by way of the July 19, 2007 comment letter to amend any previously filed periodic reports. Instead, the staff is asking that the Company reflect the staff’s comments in future filings as necessary. Nonetheless, we will reflect in our amended periodic reports those comments of the staff that relate to the accounting transactions that are the subject of restatement.

     2. The Company will revise the table of contractual cash obligations in all future filings to include estimated interest payments as a separate line item. The table will appear as follows (based on our balance sheet as of December 31, 2006):

	TOTAL	1 year	2-3 years	4-5 years	After 5 years
Notes payable	$14,500,000	$(1,500,000)	(3,000,000)	(3,000,000)	(7,000,000)
Lease obligations	2,020,843	(740,215)	(661,497)	(444,215)	(174,916)
Short term notes	131,959	(131,959)
Line of credit	544,638	(544,638)
Interest expense (2)	4,074,300	(2,208,485)	(1,423,726)	(202,089)	(240,000)

TOTAL	$21,271,740	$(5,125,297)	$(5,085,223)	$(3,646,304)	$(7,414,916)

Notes:
     a) A convertible note in the amount of $5,782,168 was converted to common shares of the Company in January 2007 and therefore omitted from the table.
     b) Interest expense is calculated using the stated rate within the corresponding debt instrument.
     3. Our auditors have requested more time to provide us with the necessary information to enable preparation of a response to this request and, accordingly we expect to issue a supplemental letter of response dealing with this matter by August 31, 2007.
     4. As discussed in the telephone conversation of August 15, 2007 between Martie Vlcek of the Company and Mr. Greene of the Commission staff, we believe that the disclosure of net sales returns and allowances in the Company’s 2006 Form 10-KSB complies with both Paragraph 7 of SFAS 48 and Rule 5.-3 of Regulation S-X. The reported sales returns and allowances all relate to sales of gaming products. Since the first quarter 2006 sales and returns and allowances have been immaterial relative to total revenue and there have been relatively few sales returns or allowances since December 31, 2006. We believe that all of the sales returns and allowances relate to sales practices under former management, which have since been discontinued, and we have no current expectation of realizing sales returns or allowances in material amounts in future periods.
     5. The Company will revise its statement of operations in all future filings to provide more descriptive revenue line items. The revenue line items in the revised statement of operations will appear as follows (based on our statement of operations for the fiscal year ended December 31, 2006):
     Sales of gaming products
     Sales of non-gaming products
     6. The Company will revise its statement of operations in all future filings to present cost of sales related to each line item of revenue. Please refer to the line items in the revised statement of operations provided in response to paragraph 5 above.

     7. Depreciation of rental equipment of $54,000 and $341,000, respectively, is included in cost of sales for 2006 and 2005. We believe the amounts were immaterial and therefore were not disclosed in prior filings, and we propose no revision for this at this time nor any disclosure of this kind in future filings unless this becomes material.
     8. We have carefully reviewed the 2005 statement of cash flows and identified several significant errors including the one cited by the staff in its comment. In short, as announced in the Company’s Current Report on Form 8-K dated August 11, 2007, the previously filed 2005 statement of cash flows overstated cash used in operations by approximately $4.7 million and overstated cash provided by financing activities by approximately $4.8 million. Based upon these and other necessary adjustments found during the course of our review, we have determined that a restatement of previously issued financial statements is appropriate.
     9. The gain or loss on the sale of rental equipment is recorded in the cash provided or used in operating activities and the net proceeds are recorded in investing activities. The Company will include in its future filings line item disclosure in its statement of cash flows of any material amounts of gain or loss on the sale of rental equipment. The gain or loss on the sale of rental equipment will be recorded in the cash provided or used in operating activities under a line item captioned “gain (loss) from the sale or disposal of rental equipment” and the net proceeds will be recorded in investing activities under a line item captioned “proceeds from the sale or disposal of rental equipment”.
     10. At the point of conversion, the disposition of the asset in exchange for the buyer’s obligation to make time payments (notes receivable) is shown as a non-cash financing and investing activity and any gain or loss thereon shown as an adjustment to arrive at cash provided by (used in) operations. Subsequent principal payments received are shown as collections on the notes with the interest income portion, a part of net loss, not shown in the statement of cash flows
     11. We include in our costs of sales:
•	Indirect production costs

•	The cost of maintaining inventories, including warehousing, taxes and insurance expenses

•	Inbound freight

•	Purchasing and receiving costs

•	Quality control costs (inspection costs)

•	Depreciation on rental units
     We include in our selling, general and administrative costs include the following:
•	Salaries and related expenses

•	Sales commissions

•	Share-based compensation expenses

•	Consulting and accounting

•	Advertising

•	Travel and entertainment

•	Trade show expense

•	Rent

•	Legal

•	Supplies

•	Insurance

•	Depreciation

•	(Gain) loss on disposition (if immaterial)
     We believe that disclosure of details of these costs in the notes to our financial statements is not required by either generally accepted accounting principles, particularly ABP Opinion 22, or by Regulation S-X . However, we propose to add some summarized disclosure of this type, to the extent we consider significant, to our MD&A in future filings.
     12. This is not an earned discount based on specified volume levels but rather refers to a wholesale price given to distributors in anticipation of a non-specified volume. We do not rebate or return value in the form of cash, free items, or future price adjustments based on our distributors reaching any specified level of purchases as contemplated by EITF 01-09. We will clarify this statement in future filings.
     13. The Company has recognized only one, isolated, bill and hold transaction to date, which was in the second quarter of 2006. Accordingly, there was no stated policy of the Company in place at the time for such transactions. However, we examined the criteria for revenue recognition on bill and hold transactions contained in SAB 104 and believed that the bill and hold transaction that was recorded met all of its stated criteria.
     This transaction related to the sale of RFID casino chips. The casino’s expected opening date was originally in July 2006 and the original purchase order required shipment prior to June 30, 2006. Due to construction delays, however, the customer requested orally that the Company hold the chips until the casino was open, and we then asked that they submit a written request, which they did on June 24, 2006. On September 26, 2006, the goods were shipped in total, and payment was received for the then unpaid balance of the order on October 20, 2006. Accordingly, the Company’s sole bill and hold transaction was recorded in the second quarter but was shipped before the end of the third quarter of 2006. There was no bill and hold transaction in process at December 31, 2006
     As for the risks of ownership, such products (casino chips) are custom-made to the specifications of each customer, and the customers are contractually obligated to take delivery when the chips are ready. Accordingly, it has always been our understanding under the circumstances that our customers assumed the risk of loss from the point of manufacture.

     We propose to make the requested additional disclosures in future filings, if applicable, but do not contemplate including them in any amended filings at this time.
     Total revenue recorded in the quarter ended June 30, 2006 was $1.2 million, and the cost of goods sold on the transaction was $650,000, for a gross margin of $550,000. We believe that the bill and hold transaction met the criteria in SAB 104, and that the risk of loss transferred to the customer at the time we received the letter from the customer requesting we store the chips until they had the appropriate secured facilities. Based on the fact that the transaction was, and is expected to be, an isolated occurrence, we do not believe that further note disclosure is necessary.
     14. Tooling costs are amortized over a straight line basis with lives ranging from 5-7 years. Tooling costs totaled $2.8 million and the amortization for the year ended December 31, 2006 was $165,000, which is immaterial. Accordingly, we believe our disclosure under significant accounting policies is adequate under generally accepted accounting principals.
     15. The Company will revise its note disclosure of intangible assets in all future filings in accordance with paragraphs 44 and 45 of SFAS 142. The note disclosure will appear as follows (based on Note 7 to our financial statements as of and for the year ended December 31, 2006:

Amortizable intangible assets:
Patents and gaming related products	4,986,314
Less: accumulated amortization	(638,702)

Customer relationships	4,220,000
Less: accumulated amortization	(160,154)

Trademarks	550,000
Less: accumulated amortization	(20,897)
Total	8,936,561
     Goodwill and intangibles acquired in acquisition were disclosed in Note 2.
     16. During the quarter ended June 30, 2006, the 8% senior secured promissory notes were recorded as a debit to cash and a credit to notes payable of $13,000,000. The detachable warrants were not accounted for during the quarter. Although a fair value calculation of $4.4 million was prepared utilizing the Black-Scholes option pricing model based on assumptions deemed appropriate by management.
     When the warrants were modified during the quarter ended September 30, 2006, no accounting entry was made nor was a recalculation of the fair value performed.

     At December 31, 2006, the warrants were recorded on the balance sheet as a debit to deferred expense in stockholders’ equity and a credit to additional paid-in capital.
     During the quarter ended March 31, 2007, management revisited the accounting for these warrants based upon APB Opinion 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, which requires that the warrants be valued and recorded as debt issuance costs. To determine the appropriate valuation and recording of the warrants as either a liability or as equity the Company utilized the AICPA Technical Practice Aid: Convertible Debt, Convertible Preferred Shares, Warrants, and Other Equity-Related Financial Instruments. Upon completion of the roadmap and after evaluation of EITF 00-19, specifically paragraphs 14-32, it was determined that the warrants should be appropriately classified in equity and not revalued at each reporting date. In addition, the warrants met the paragraph 11(a) exception in SFAS 133.
     As disclosed in our Quarterly Report on Form 10-QSB for the period ended March 31, 2007, Note 1, Basis of Presentation, management reclassified $3.4 million to debt issuance costs, an asset, from a contra-equity account captioned deferred expense, which included the revaluation due to the modification of the warrants in September 2006, in accordance with SFAS 123R, Appendix A, paragraphs A149-150 (Illustration 12(a)). Subsequently, upon further review we determined that the modification of the warrant in September 2006, reduced the value of the warrants and that no adjustment should be made to the carrying value of the warrant. Accordingly, we reclassed an additional $1.0 million from deferred expense to debt issuance costs and adjusted the amortization in the quarter ended June 30, 2007. In addition, the Company recorded amortization of the deferred expense of $343,000 from inception of the transaction to December 31, 2006. Management believes these adjustments were immaterial to the December 31, 2006, financial statements; since the $4.4 million is merely a reclassification within the equity section of the balance sheet and the $343,000 in inappropriate amortization is only 2% and a reduction of the previously reported net loss.
     During the quarter ended June 30, 2006, the Company recorded erroneously as short-term debt $2.5 million in so-called “put notes” related to a “Security Put Agreement” previously entered into at the time of the $13.0 million debt financing. The Put Agreement was, in substance, a stock subscription payable on the Company’s demand for stock to be purchased at a price discounted (based on a prescribed formula) from market value of up to $5.0 million. After the Security Put Agreement was executed, the Company executed its rights to put by a letter agreement to the extent of $2.5 million, which allowed for the Company to temporarily issue a note instead of the issuable shares to allow the Company sufficient time to formally obtain the required shareholder approval to issue the shares. Shareholder approval was obtained in December 2006, and the shares were issued in January 2007.
     The put notes were offered only as security until the shares could be issued upon formal shareholder approval, which, because of stock ownership under the control of management was assured. (The issuable shares, however, at all times were authorized by the corporate enabling documents.) Settlement of the put notes for cash was never intended and accordingly, avoiding any cash settlement was completely within the control of management.
     In connection with responding to this letter and preparing its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007, management again reviewed the accounting treatment for the Put Agreement and related transactions. It determined that for the quarter ended June 30, 2006, the Company should have recorded a split credit to common stock (for the par value of the then issuable shares) with the remainder to additional paid-in capital, rather than a credit to a liability, for the $2.5 million received as prepayment for the subscribed and issuable shares put during that period. During the quarter ended September 30, 2006, the Company should have recorded another split credit to common stock and additional paid-in capital for $1 million, and, likewise, $1.5 million for the quarter ended December 31, 2006. Accordingly, management is in the process of incorporating these adjustments in its restated financial statements to be included in its amended filings for the periods affected.
     17. Although Dolphin medical and automotive sectors fail the aggregation test under 17(b), the revenue generated to date from the medical sector for the quarter ended March 31, 2007 is less than a $1,000 and clearly immaterial for separate reclassification. Accordingly, we believe we currently operate only two reporting segments as described under SFAS 131. We also do not believe there will be any significant increase in the revenues generated in the medical sector and that they will continue to be immaterial in relation to the entire non-gaming products segment.
     18. Management considered EITF 00-19, FAS 133 and EITF 05-4 in determining how to account for our registration rights agreements. We have entered into one registration rights agreement that includes liquidated penalties for a registration failure. The registration rights agreement requires us to pay one percent of the investment amount ($4,300,000) in the event we do not file the secondary registration statement by June 15, 2007, and if we do not obtain and then maintain the effectiveness of the registration statement by prescribed dates thereafter. The amount to accrue each month we are in default of the registration obligations is $43,000, subject to a maximum penalty of 5% of the investment amount, or $215,000. At March 31, 2007, we believed it was more probable than not we would file the registration statement prior to the June 15, 2007 filing deadline and therefore no penalty would accrue. Although we did not file the registration statement by June 15, 2007, we received and extension from the holders of these securities until November 23, 2007. As the total maximum liability is deemed immaterial, we will record only actual penalties incurred, if any. There is no requirement of the Company to repurchase the stock in the event of a delay in the registration.
     EITF 00-19, FAS 133 and EITF 05-4, were considered by the Company to determine whether the registration rights agreement represented a freestanding financial instrument. The Company does not believe that it meets the criteria for this classification as there is no requirement to settle with any significant amount of cash, additional shares or for repurchase of the shares. Since the potential cash penalties for default in the registration rights agreement are not material, we believe it was appropriate to record the value assigned to the warrants as equity and record a liability only if and when such penalties begin to accrue.
     19. The Company will revise its note disclosure of issuances and sales of equity in all future filings to disclose the 16 million warrants substantially as follows:
“On January 18, 2007, the Company completed the sale of certain of its securities to Elixir Group Limited, a Hong Kong company (“Elixir”). Pursuant to a Securities Purchase Agreement dated October 11, 2006 between the Company and Elixir, the Company sold to Elixir, for the aggregate price of $2.65 million, one million shares of the Company’s common stock and warrants to purchase an additional 16 million shares of common stock. The warrants are exercisable at prices ranging from $2.65 to $5.50 per share. The warrants vest and first become exercisable on December 31, 2007 and all warrants expire on December 31, 2010. If, prior to the date that the warrants first become exercisable, the Company enters into a transaction with a party other than Elixir or its affiliates that will result in a change of control of the Company, then (i) upon consummation of the transaction, warrants to purchase 4,000,000 shares of the Company’s common stock at $2.65 per share shall become immediately exercisable, and (ii) all remaining warrants will be cancelled. The exercise price of the warrants and the number of shares issuable pursuant to the warrants are subject to adjustment for stock splits, dividends, rights offerings and other dilutive events. In addition, the number of shares of common stock for which the warrants may be exercised is subject to adjustment if the Company issues shares of its common stock, or securities convertible into or exchangeable for shares of its common stock at a price less than the volume-weighted average price on the date of issuance.”
     The Company and Elixir have forecasted over $76.0 million in sales over the term of the warrants. The estimated fair value of the warrants is $6.1 million. This represents 8% of the total forecasted sales over the term of the agreement. The Company will review the rate of performance in relation to the sales forecast and make adjustments in the amortization rate prospectively as needed pursuant to change-of —estimate accounting prescribed by SFAS 154.
     20. We reviewed EITF 01-09, and based on our review; now believe that the amortization should have been treated as a sales incentive and a reduction in revenue rather than a commission expense. However, the amount erroneously classified as commission expense for the quarter ended March 31, 2007, was immaterial (only $137,000), and accordingly, we do not believe it requires restatement in an amended filing. All future filings will record this amortization as a reduction in revenue.
     21. Our issuance of common shares and warrants to Elixir under the Participation Agreement will be accounted for pursuant to EITF 96-18, Accounting for

Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. As Elixir places electronic gaming machines (units) prior to achieving the milestones set forth in the Participation Agreement and earns equity thereby, we will debit an asset, deferred costs, and credit accrued unit placement cost liability, in the amount of shares earned but not yet issuable (until achieving the milestones) using the market prices of the shares as of the date of unit placement. If it becomes unlikely that any milestone will, in fact, be achieved, as necessary to issue the shares, the accrued liability will be reversed pursuant to change-of-estimate accounting prescribed by SFAS 154. The deferred costs will be amortized on a straight-line basis over the life of the lease agreements relating to the applicable electronic gaming machines.
     At the present time, we do not have sufficient authorized common shares in order to issue all common shares issuable under the Participation Agreement. However, as contemplated by the Participation Agreement, we have called a special meeting of shareholders for purposes of, among other matters, approving the Participation Agreement and the necessary increase in our authorized common shares to 300 million.
*****
     The Company has endeavored to fully respond to the staff’s comments set forth in its July 19, 2007 letter. On behalf of the Company, please be advised that the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you in advance for your review of the enclosed. Please contact the undersigned at (702) 733-7195 if you have any questions.

Very truly yours, Arnaldo Galassi, Chief Financial Officer

cc:	Greenberg Traurig, LLP Piercy Bowler Taylor & Kern